Mail Stop 0308							April 21, 2005

Pete Smith
President and Director
Salmon Express, Inc.
6604 Topaz Drive
Vernon, BC, Canada V1H 1NS

Re:	Salmon Express, Inc.
Preliminary Information Statement on Schedule 14C
Amended March 30, 2005

Form 10-QSB for the quarterly period ended February 28, 2005
Filed April 14, 2005

      File No. 333-111996

Dear Mr. Smith:

      We have reviewed your amended filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please update to incorporate your February 28, 2005 Form 10-
QSB.
See Item 310(g) of Regulation S-B.
2. We note your response to our prior comment 2. Currently, you are no longer required to file reports under Section 15(d) of the Exchange Act. Tell us whether you will be required to file reports with the Commission after the consummation of the merger, and if so, how you intend to resume your reporting obligations.
3. We note your response to our prior comment 3. You have included disclosure regarding your reporting obligations at the end of the preliminary information statement on page 62. Please relocate the section Reporting Obligations to a more appropriate and prominent part of the document.
Schedule 14C

Structure of the Merger, page 9
4. We note your response to our prior comment 11. Please identify by name all parties who are paying Mr. Pete Smith cash for the shares he owns. Also, disclose the aggregate dollar value of consideration Mr.
Smith will receive. In addition, even though you have appended the share cancellation agreement to the information statement, please discuss the material terms of the agreement in this section.

Financial and Other Information, page 46
5. We reissue our prior comment 29.  If you are seeking to rely on
Item 14(e)(2) of Schedule 14A, please disclose that you are both including the annual report with and incorporating by reference the annual report to your information statement.

Pro Forma Financial Information, page 50
6. We have considered your response to comment 34 and we reissue part of our previous comment. Please reconcile the change in convertible preferred stock dividends and accretion and weighted average shares outstanding between the historical and pro forma loss per share amounts. The impact of each Series of preferred stock and debt converted into common stock should be shown separately in this reconciliation.

Management`s Discussion and Analysis

Related Party Transactions, page 53
7. We note your response to our prior comment 38. Please identify by name the shareholders with whom you contracted the bridge loan of December 2004.

Exhibit I, Financial Statements MicroMed Technology, Inc.

8. Please include a manually signed report of your previous audit firm covering the period from inception through December 31, 2000. Please refer to Rule 2-02 of Regulation S-X.

9. Please confirm to us, if true, that your recent appointment of Mr.
Michael A. Rutledge to the position of vice president and controller does not result in a conflict of interest under Section 206 of the Sarbanes-Oxley Act of 2002. In this regard we note that Mr.
Rutledge
was most recently employed with Ernst & Young LLP, your independent registered public accounting firm.

Salmon Express Form 10-QSB for the quarterly period ended February
28, 2004
Item 3.  Controls and Procedures
10. We reissue our prior comment 56 here. You state that there have been no significant changes in your internal controls over financial reporting that occurred during the fiscal quarter covered by this quarterly report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Item 308(c) of Regulation S-B requires you to disclose any change in your internal controls over financial reporting over the last quarter that has materially affected, or is reasonably likely to materially affect, your internal controls. Please amend your periodic report to reflect the correct Item 308(c) standard.

Exhibit 31
11. Please note your prior comment 57. This Section 302 certification reflects an outdated version. Please amend your periodic report to provide the exact language pursuant to Item 601 of
Regulation S-B.  Refer to SEC Adoptive Release 33-8238, dated
August
14, 2003.




*	*	*



      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Anthony Watson, Staff Accountant, at (202)
942-
7781, or George Ohsiek, Accounting Branch Chief, at (202) 942-1803 if you have questions on the financial statements and related matters.
Please contact Pradip Bhaumik, Attorney-Advisor, at (202) 942-
1776,
David Mittelman, Legal Branch Chief, at (202) 942-1921, or me at
(202) 942-1900 with any other questions.

								Sincerely,




								H. Christopher Owings
								Assistant Director


cc. John Karlsson, Esq.
Suite 1100, 475 Howe Street
Vancouver, British Columbia
Canada V6C 2B3

Thomas J. Poletti, Esq.
Kirkpatrick & Lockhart Nicholson Graham LLP
10100 Santa Monica Boulevard, 7th Floor
Los Angeles, CA 90067



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Salmon Express, Inc.
April 21, 2005
Page 1